SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         Factset Research Systems Inc.
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                               (Name of Issuer)

                    Common Stock, Par Value $.01 per Share
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                        (Title of Class of Securities)


                                   303075105
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                                (CUSIP Number)

                            J. Michael Schell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                                (212) 735-3000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 21, 2004
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            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 303075105
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1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
           Wille, Howard E.

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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [X]

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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS
           PF

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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e): [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

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NUMBER OF                    7.   SOLE VOTING POWER        5,604,231
SHARES
BENEFICIALLY                 --------------------------------------------------
OWNED BY EACH                8.   SHARED VOTING POWER      N/A
REPORTING
PERSON WITH:                 --------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER   5,604,231

                             --------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER N/A

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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,604,231

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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES [X] As of November 25, 2003, Adelaide McManus, Mr. Wille's spouse, owned 295,752 shares of Common Stock. Mr. Wille disclaims beneficial ownership of such shares.

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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.4%

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14.    TYPE OF REPORTING PERSON
           IN

Item 1.  Security and Issuer

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Shares"), of Factset Research Systems Inc., a Delaware corporation ("Factset" or the "Company"). The principal executive offices of the Company are located at One Greenwich Plaza, Greenwich, Connecticut 06830.

Item 2.  Identity and Background

         This Statement is being filed by Howard E. Wille. Mr. Wille's address is 291 Round Hill Road, Greenwich, Connecticut 06830. Mr. Wille is the co-founder of Factset, which was formed in 1978. Mr. Wille was the Company's chief executive officer and chairman of the board of directors from its inception in 1978 until his retirement in 2000. Mr. Wille is a current member of the board of directors of Factset.

         Mr. Wille has not been convicted in any criminal proceeding within the last five years, nor has he been subject to any civil proceeding regarding violations of state or federal securities laws.

         Mr. Wille is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Wille is the co-founder of Factset. He acquired his shares primarily in connection with his initial formation of the Company. Mr. Wille acquired a small number of shares through the employee stock option program and in connection with his service as a director of the Company.

Item 4.  Purpose of the Transaction

         On January 21, 2004, the Company agreed to purchase 2,000,000 Shares from Mr. Wille in a privately negotiated transaction at a price of $34.58375 per share, representing an aggregate purchase price of $69,167,500. The per share purchase price represented the closing market price on January 20, 2004, less a negotiated 5.25% discount. The transaction is expected to close on January 26, 2004. The terms of this transaction are set forth in the Stock Purchase and Amendment Agreement dated as of January 21, 2004 (the "Stock Purchase Agreement"). See Item 6.

         Mr. Wille's sale of shares to the Company was for the purpose of achieving liquidity for a portion of his long-term investment in the Company, the remainder of which he continues to hold. Mr. Wille intends to hold his investment in Factset subject to routine monitoring and review on a continuing basis. Based upon such review and monitoring, he reserves the right to acquire additional Shares, maintain his holdings at current levels or dispose of Shares in one or more underwritten public offerings or in open market or privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the price levels and availability of or demand for Shares; general market, economic and other conditions; alternative investment opportunities; estate planning and tax considerations; Mr. Wille's assessment of the value to price relationship and other future developments.

         Except as set forth above under this Item 4, Mr. Wille has no present plans or proposals in his capacity as a stockholder that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer

         Prior to the above described transaction, Mr. Wille owned 5,604,231 Shares, which constituted 16.3% of the outstanding common stock of Factset. This included, as of January 15, 2004, vested options to acquire an additional 3,600 Shares. Mr. Wille exercises sole voting and dispositive power over such shares. Following completion of the above described transaction, Mr. Wille will own 3,604,231 Shares representing 11.3% of the outstanding common stock of Factset.

         As of November 25, 2003, Adelaide McManus, Mr. Wille's spouse, owned 295,752 shares of Common Stock. Mr. Wille disclaims beneficial ownership of such shares.

         During the previous 60 days, Mr. Wille has not acquired any shares of Factset common stock. During the previous 60 days, options held by Mr. Wille to purchase 1,800 shares of Factset common stock have vested.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On January 21, 2004, the Company and Mr. Wille entered into the Stock Purchase Agreement pursuant to which the Company will purchase 2,000,000 shares of Common Stock from Mr. Wille.

         Pursuant to the Registration Rights Agreement, dated June 27, 1996, between Factset and Mr. Wille (the "Registration Rights Agreement"), Mr. Wille may, at any time and from time to time, demand that the Company register for public sale pursuant to the Securities Act of 1933 all or a portion of the Shares he holds. The Stock Purchase Agreement effected certain amendments of the Registration Rights Agreement. The amendments so effected include the Company's grant of an option to the underwriter or underwriters in a registration pursuant to the Registration Rights Agreement under specified circumstances to purchase from the Company's treasury or its authorized and unissued Shares the lesser of 10% of the number of Shares being offered or 300,000 Shares, in respect of any over-allotment of Shares in the offering and a provision the effect of which is to delay any public offering for sale of shares under the Registration Rights Agreement until after April 26, 2004.

         The foregoing summary of the terms and conditions of the Registration Rights Agreement and the Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of such documents, which are included as Exhibits 1 and 2 to this Schedule 13D and are incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits

Exhibit No. 1    Form of Registration Rights Agreement

Exhibit No. 2    Stock Purchase and Amendment Agreement dated as of
                 January 21, 2004



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

Date: January 22, 2004                      HOWARD E. WILLE


                                            By: /s/ Howard E. Wille
                                                ------------------------------
                                                Name: Howard E. Wille